Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603




                                March 29, 2021



Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 9286
            60/40 Strategic Allocation Port. 2Q '21 - Term 7/18/22
            75/25 Strategic Allocation Port. 2Q '21 - Term 7/18/22
                (each, a "Trust" and collectively the "Trusts")
                     CIK No. 1841726  File No. 333-253692
________________________________________________________________________________


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF MAKES THE SAME COMMENTS WITH RESPECT TO EACH TRUST AS IT DID FOR FT 9285 (FILE NO. 333-253685) RELATED TO THE "PORTFOLIO" AND THE "RISK FACTORS" SECTIONS, AS APPLICABLE.

      Response: In accordance with the Staff's comments, please refer to the responses filed via a correspondence filing for FT 9285 (File No. 333-253685) in response to comments 1, 2 and 4, which are also applicable to each Trust.

Risk Factors
____________

      2. IF THE FUNDS HELD BY A TRUST INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on a Trust's final portfolio, a Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Daniel J. Fallon
                                           ________________________
                                           Daniel J. Fallon